UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

                                   FORM 4

                STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP


   ( ) Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instructions 1(b).

   1.   Name and Address of Reporting Person:

        Edwin W. Elder
        2509 Stowebridge Lane
        Northbrook, Illinois  60062

        U.S.A.

   2.   Issuer Name and Ticker or Trading Symbol:

        American Country Holdings Inc.
        ACHI

   3.   IRS or Social Security Number of Reporting Person (Voluntary):

        ###-##-####

   4.   Statement for Month/Year:

        March 2000

   5.   If Amendment, Date of Original (Month/Year):

         July 1997

   6. Relationship of Reporting Person(s) to Issuer (Check all applicable):
        (x) Director ( ) 10% Owner (x) Officer (give title below)
        ( ) Other (specify below):
             Executive Vice President and Chief Operating Officer

   7.   Individual or Joint/Group Filing (Check Applicable Line):

        (x) Form filed by One Reporting Person
        ( ) Form filed by More than One Reporting Person





               Table I -- Non-Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned

                                                                     5. Amount of
                     2. Trans-                                        Securities        6. Owner-
                      action   3. Trans-                             Beneficially      ship Form:
       1. Title of     Date      action   4. Securities Acquired     Owned at End     Direct (D) or  7. Nature of Indirect
         Security     (Month/     Code    (A) or Disposed of (D)       of Month       Indirect (I)    Beneficial Ownership
        (Instr. 3)   Day/Year) (Instr. 8)  (Instr. 3, 4 and 5)     (Instr. 3 and 4)    (Instr. 4)          (Instr. 4)
       -----------   --------- ---------- ----------------------   ----------------   -------------  ---------------------
                               Code   V   Amount (A)or(D)  Price
                               ----   -   ------ --------  -----
     Common Stock,    3/31/00   P          400      A      $.73          400                D
     $.01 par value





                 Table II -- Derivative Securities Acquired,
                     Disposed of, or Beneficially Owned
       (e.g., puts, calls, warrants, options, convertible securities)

                                                                                                             10.
                                                                                                    9.      Owner-
                                                 5.                                               Number     ship
                                               Number                                            of Deri-  Form of
                  2.                         of Deriv-                                            vative    Deri-     11.
               Conver-                         ative                                             Securi-   vative   Nature
               sion or                         Secur-                                             ties     Secur-  of Indi-
         1.     Exer-      3.                  ities                          7.           8.    Benefi-    ity:     rect
      Title of   cise    Trans-               Acquired         6.          Title and     Price    cially   Direct   Benefi-
       Deriv-   Price    action      4.        (A) or      Date Exer-      Amount of   of Deriv- Owned at  (D) or    cial
       ative      of      Date     Trans-     Disposed    cisable and     Underlying     ative    End of  Indirect  Owner-
      Security  Deriv-  (Month/    action      of (D)      Expiration     Securities    Security  Month     (I)      ship
      (Instr.   ative     Day/      Code     (Instr. 3,   Date(Month/      (Instr. 3    (Instr.   (Instr.  (Instr.  (Instr.
         3)    Security  Year)   (Instr. 8)   4 and 5)     Day/Year)        and 4)         5)       4)       4)       4)
      -------- -------- -------  ----------  ----------  -------------  --------------- -------- --------- -------- --------
                                 Code   V    (A)   (D)  Date    Expir-  Title Amount or
                                 ----   -    ---   ---  Exer-   ation   ----- Number of
                                                        cisable Date          Shares
                                                        ------- ------        ---------
     Option     1.625   1/02/00    A         A   15,000 1/2/01  1/2/05 Common   15,000            51,300      D
                                                                       Stock





     Explanation of Responses:


   SIGNATURE OF REPORTING PERSON:



   /s/ Edwin W. Elder
   ==============================


   Dated:  April 10, 2000